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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Quarterly Period Ended September 30, 2003

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Ulrich Hueppe
General Counsel, Executive Vice President
Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended September 30, 2003

i

        This report covers the quarter ended September 30, 2003.

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held		Nature of Business
E.ON AG	(a)	6/16/00	Germany	n/a		Holding Company
E.ON US Holding GmbH+	(a)		Germany	100%		Holding Company
E.ON US Investments Corp.+	(a)	12/2/00	Delaware	100%		Holding Company
•LG&E Energy Corp.	(a)	11/14/89	Kentucky	100%		Holding Company (exempt)
••LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%		Power Marketing
•••Woodlands Technology, LLC	Energy		Texas	15%		Development of software for energy-marketing activities
••LG&E Capital Corp.	(a)	4/26/91	Kentucky	100%		Non-Utility Holding Company
•••LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%		Consumer Lending Services
•••LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%		Appliance Repair and Warranty
•••Airborne Pollution Control Inc.	Energy	12/10/98	Alberta, Canada	4.9%		Pollution and Waste Control Technology
•••FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%		Owner of Coal Reserves
•••LG&E Capital Trimble County LLC	Energy	4/6/01	Delaware	100%		Lease and purchase of combustion turbine
•••LG&E Energy Privatization Services Inc.	*	7/13/98	Kentucky	100%		Inactive
•••LG&E International Inc.	Energy	11/8/93	Delaware	100%		Management and Holding Company
••••LG&E Power Services LLC	Energy	6/29/01	Delaware	100%		Power facilities management and operations
•••WKE Corp.	(a)	5/1/98	Kentucky	100%		Investment Holding Company
••••LCC LLC	Energy	3/2/99	Kentucky	100%		Owns Options on Mineral Rights
••••FCD LLC	Energy	2/17/00	Kentucky	100%		Owns Options and Actual Riparian Rights
••••Excalibur Development LLC	*	2/17/00	Kentucky	100%		Inactive
•••LG&E Power Inc.	(a)	5/7/80	Delaware	100%		Holding Company for Non-Utility Investments
••••LG&E Power Engineers and Constructors Inc.	*	3/5/80	California	100%		Engineering and Project Management (Inactive)
••••LG&E Power Constructors Inc.	*	6/29/81	California	100%		Inactive
••••LG&E Power Operations Inc.	Energy	6/8/82	California	100%		Power Project Ownership, Management & Development
••••HD/WS Corporation	*	12/11/85	California	100%		Inactive
••••LG&E—Westmoreland Rensselaer	*	6/15/92	California	50%		Inactive
••••LG&E Power 5 Incorporated	*	3/31/83	California	100%		Inactive
•••••Babcock—Ultrapower West Enfield	*	unknown	California	17	% gp	Inactive
•••••Babcock—Ultrapower Jonesboro	*	unknown	California	17	% gp	Inactive
•••••LG&E Power 14—Buena Vista	*	unknown	California	45	% gp	Inactive
•••••LG&E Power 16 Incorporated	(a)	8/3/99	California	100%		Indirect Owner of Generation Facilities
•••••LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%		Indirect Owner of Generation Facilities
••••••LG&E Roanoke Valley LP	(a)	3/14/90	California	1 99	%gp1 %lp2	Indirect Owner of Generation Facilities

•••••Erie Power Partners L.P.	*	11/16/93	California	1 49	%gp %lp	Inactive
•••••LG&E Power 21 Incorporated	(a)	11/16/90	California	100%		Indirect Owner of Generation Facilities
•••••LG&E Power 21 Wind Incorporated	(a)	12/23/93	California	100%		Indirect Owner of Generation Facilities
••••••LG&E Power 21 L.P.	(a)	12/27/93	California	1 99	%gp3 %lp4	Indirect Owner of Power Generation Facilities
•••••LG&E Power 31 Incorporated	(a)	2/7/95	California	100%		Indirect Owner of Generation Facilities
••••••LQ GP, LLC	(a)	3/17/01	Delaware	50%		Indirect Owner of Generation Facilities
•••••LG&E Power 31 Wind Incorporated	(a)	12/19/94	California	100%		Indirect Owner of Generation Facilities
••••••LG&E Power 31 L.P.	(a)	2/95	California	1 99	%gp5 %lp6	Indirect Owner of Generation Facilities
•••••••LQC LP LLC	(a)	3/17/00	Delaware	33 1/3%		Indirect Owner of Generation Facilities
••••American Power Incorporated	*	4/9/87	California	100%		Former Investor in EWG
••••LG&E Power Development Inc.	Energy	12/12/84	California	100%		Development of QFs and EWGs
••••LG&E Crown Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
••••LG&E Minor Facilities Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
••••Power Tex Parent Inc.	*	4/14/2000	Delaware	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
••••Llano Gathering Inc.	*	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
••••Llano Storage Inc.	*	4/20/2000	New Mexico	100%		Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
••••Ultrasystems Construction Co. Inc.	*	12/28/45	California	100%		Inactive
••••HD Energy Corporation	*	12/24/90	Delaware	100%		Inactive
••••Hadson Financial Corporation	*	6/25/89	Delaware	100%		Inactive
••••LG&E Power Gregory I Inc.	(a)	3/30/78	New Mexico	100%		Indirect Owner of Power Project
•••••Gregory Power Partners LP	Energy	6/1/98	Texas	1 49	% gp7 % lp8	Owner and Developer of Power Project
••••LG&E Power Gregory II Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
•••••Gregory Partners LLC	Energy	6/2/98	Texas	1 49	%[9] %[10]	Owner and Developer of Power Project
••••LG&E Power Gregory III Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
••••LG&E Power Gregory IV Inc.	(a)	5/18/98	Delaware	100%		Indirect Owner of Power Project
•••LG&E Natural Industrial Marketing Co.	Energy	12/20/83	Colorado	100%		Natural Gas Marketing and Transmission
•••Hadson Fuels, Inc.	*	4/22/80	Oklahoma	100%		Inactive
•••LG&E Natural Canada Inc.	*	1/15/86	Canada	100%		Inactive
•••LG&E Fuels Services Inc.	Energy	7/2/98	Delaware	100%		Investment in Alternative Fuels
••KUCC Grimes Corporation	Energy	7/6/98	Delaware	100%		Former investor in QF development

•••KUCC Grimes GP Corporation	Energy	7/6/98	Delaware	100%	Former investor in QF development
•••KUCC Grimes LP Corporation	Energy	7/6/98	Delaware	100%	Former investor in QF development
••KUCC Paris Corporation	(a)	6/20/94	Kentucky	100%	Indirect Owner of Investment in Power Project
•••Tenaska III Partners Ltd.	(a)	unknown	Texas	15%	Indirect Investment in QF
••••Tenaska III Texas Partners	Energy	unknown	Texas	..06%	Interest in QF
••KUCC Ferndale Corporation	(a)	7/12/94	Kentucky	100%	Indirect Owner of Investment in Power Project
•••Tenaska Washington Partners L.P.	Energy	unknown	Washington	5%	QF
•••Tenaska Washington Partners II, L.P.				10%
••KUCC Portland 34 Corporation	(a)	8/15/94	Kentucky	100%	Inactive
••Portland 34 LTD Corporation	(a)	9/20/94	Kentucky	100%	Inactive
•••Portland 34 L.P.	*	unknown	Kentucky	100%	Inactive
••KUCC Development Corporation	*	1/31/95	Kentucky	100%	Inactive
••KU Solutions Corporation	Energy	11/21/95	Kentucky	100%	Energy Marketing and Services

+
Ownership of Powergen US Investments Corp. was transferred from the chain of companies under Powergen plc to a direct subsidiary of E.ON AG during the first quarter of 2003; Powergen US Investments Corp. changed its name to E.ON US Investments Corp. on March 3, 2003.

(a)
Directly or indirectly holds securities in energy-related companies

*
Inactive

gp
general partnership interest

lp
limited partnership interest

1
directly held by LG&E Power 16 Incorporated

2
directly held by LG&E Power Roanoke Incorporated

3
directly held by LG&E Power 21 Incorporated

4
directly held by LG&E Power 21 Wind Incorporated

5
directly held by LG&E Power 31 Incorporated

6
directly held by LG&E Power 31 Wind Incorporated

7
directly held by LG&E Power Gregory IV Inc.

8
directly held by LG&E Power Gregory I Inc.

9
directly held by LG&E Power Gregory III Inc.

10
directly held by LG&E Power Gregory II Inc.

Narrative Description of Activities of Each
Reporting Company during Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities), Texas (the KUCC Paris entities) and Oregon (the Portland 34 entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina and Spain. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, California, Minnesota, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital Corp.	Money Pool Loan	$94,872,466*	—		Money Pool	N/A	—
LG&E Energy Marketing	Money Pool Loan	$254,455,688+	—		Money Pool	N/A	—
LG&E Energy Marketing	Intercompany Loan	$150,000,000+	—		LG&E Energy Corp.	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

+
Reflects new loans, a portion of which was applied to repay existing intercompany loans.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
FCD LLC	LCC	Miscellaneous services	35,321			35,321
FCD LLC	LEC	Miscellaneous services	57,256			57,256
LCC LLC	LCC	Miscellaneous services	2,343			2,343
LCC LLC	LEC	Miscellaneous services	4,220			4,220
FSF Minerals	LEC	Miscellaneous services	46,165			46,165
FSF Minerals	LCC	Miscellaneous services	17,253			17,253
FSF Minerals	LCC, LLC	Miscellaneous services	186			186
Home Services	Services Company	Miscellaneous services	2,963			2,963
Home Services	LG&E Utility	Miscellaneous services	37,094			37,094
Home Services	LCC	Miscellaneous services	36,585			36,585
Home Services	Kentucky Utilities	Miscellaneous services	592			592
LG&E Power Inc.	LG&E Power Development Inc.	Convenience payments	186			186
LG&E Power Inc.	LG&E Power Services LLC	Miscellaneous services	321,836			321,836
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related Miscellaneous services Convenience payments	37,629 263,338 44,896			37,629 263,338 44,896
LG&E Power Inc.	Llano Gathering	Convenience payments	11,883			11,883
LG&E Power Engineers & Constructors Inc.	LG&E Power Inc.	Miscellaneous services	1,157,011			1,157,011
LG&E Power Services LLC	LG&E Power Inc.	Convenience payments Labor related	3,567 15,555			3,567 15,555
LG&E Power Services LLC	LG&E Power Operations	Convenience payments	4,246			4,246
LG&E Power Services LLC	LEM	Miscellaneous services	41,243			41,243
LG&E Power Operations	LG&E Power Development Inc.	Convenience payments	7,717			7,717
LG&E Power Operations	LG&E Power Services	Labor related	24,643			24,643
LG&E Power Operations	LG&E Power 16, Inc.	Miscellaneous services Convenience payments	56,696 1,800			56,696 1,800
LG&E Power Operations	LG&E Power Roanoke Inc.	Miscellaneous services Convenience payments	5,460,644 176,000			5,460,644 176,000
LG&E Power Operations	LG&E Power 21 Wind Inc.	Miscellaneous services	3,799,657			3,799,657
LG&E Power Operations	LG&E Power 21 Inc.	Miscellaneous services	87,112			87,112
LG&E Power Operations	LG&E Power 31 Inc.	Miscellaneous services	44,557			44,557
LG&E Power Operations	LG&E Power Gregory II	Miscellaneous services	1,503,114			1,503,114
LG&E Power Operations	LG&E Power Gregory III	Miscellaneous services	30,691			30,691
LG&E Power Operations	LG&E Power Gregory IV	Miscellaneous services	273			273
LG&E Power Operations	LG&E Power Spain Inc.	Miscellaneous services	1,064,993			1,064,993
LG&E Power Operations	LG&E Power Gregory I	Miscellaneous services	1,612,327			1,612,327
KUCC Ferndale	LCC	Miscellaneous services	583,000			583,000
KUCC Paris	LEC	Miscellaneous services	324,253			324,253
KUCC Paris	LCC	Miscellaneous services	1,242,000			1,242,000
KU Solutions	LEC	Miscellaneous services	6,654			6,654
KU Solutions	LCC	Miscellaneous services	1,512			1,512

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	27			27
Kentucky Utilities	KU Solutions	Labor related Convenience payments Miscellaneous services	60,353 91,926 4,756			60,353 91,926 4,756
Services Company	LG&E Power Inc.	Miscellaneous services	1,233,032	24,431		1,257,463
Services Company	LEM	Miscellaneous services	1,808,671	352,203		2,160,874
LEC	FCD LLC	Miscellaneous services	2,017			2,017
LEC	KU Solutions	Miscellaneous services	7,869			7,869
LEC	KUCC Ferndale	Miscellaneous services	519			519
LEC	Home Services	Miscellaneous services	4,965			4,965
LCC	FSF Minerals Inc.	Miscellaneous services	33,407			33,407
LCC	LCC LLC	Miscellaneous services	4,612			4,612
LCC	FCD LLC	Miscellaneous services	55,411			55,411
LG&E Power Engineers & Constructors	LG&E Power Inc.	Miscellaneous services	1,157,011			1,157,011
LG&E Power Constructors Inc.	LG&E Power Inc.	Miscellaneous services	1,129,363			1,129,363
LG&E Power Development Inc.	LG&E Power Operations	Miscellaneous services	13,774			13,774
LG&E Power Argentina I, Inc.	LG&E Power Operations	Miscellaneous services	12			12
Company Names:
LEC	LG&E Energy Corp.
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Enertech	LG&E Enertech Inc.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total consolidated capitalization as of September 30, 2003	$130,724,044,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$19,608,606,600	Line 2
Greater of $50 million or Line 2	$19,608,606,600	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$0
Energy-related business Category—Rule 58(b)(1)(ii) (2)	$2,500,000
Energy-related business Category—Rule 58(b)(1)(iv) (3)	$4,232,079
Energy-related business Category—Rule 58(b)(1)(v) (4)	$1,064,582,632
Energy-related business Category—Rule 58(b)(1)(vii) (5)	$20,620,328
Energy-related business Category—Rule 58(b)(1)(viii) (6)	$67,181,183
Energy-related business Category—Rule 58(b)(1)(ix) (7)	$6,492,936

Total current aggregate investment	$1,165,609,158	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$18,442,997,442	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(6)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:

Total current aggregate investment: (categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i) (1)	$0
Gas-related business Category—Rule 58(b)(2)(ii) (2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,114,783	$22,126,666	Changes in intercompany advances from 06/30/03 amounts
Pipeline construction investments (CRC Evans and affiliates*)	$128,582,796	$129,725,330	Changes in intercompany advances from 06/30/03 amounts.
International investments (Argentine gas distribution and Spanish generation)	$43,425,856	$43,853,566	Changes in intercompany advances from 06/30/03 amounts
Consumer credit investments (LG&E Credit Corp)	$268,979	$268,979	No changes.
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$54,128,779	$81,643,764	Change in payables to associated companies from 06/30/03 amounts.
Unregulated generation investments	$48,894,890	$46,219,553	Changes in intercompany advances from 06/30/03 amounts.

*
The sale of CRC-Evans International, Inc. and its subsidiaries closed on November 10, 2003.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Exhibit A-1	Financial statements for Reporting Companies for the quarter ended September 30, 2003. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)
	FS-1	LG&E Enertech
	FS-2	LG&E Home Services
	FS-3	Hadson Financial (Co. 851)
	FS-4	LG&E Natural Industrial Marketing (Co. 853)
	FS-5	LG&E Natural Canada (Co. 854)
	FS-6	LG&E Natural Marketing Canada (Co. 855)
	FS-7	LG&E Power Inc. Consolidated
	FS-8	LG&E Energy Marketing Inc.
	FS-9	KU Solutions
	FS-10	KUCC Paris Corporation
	FS-11	KUCC Ferndale Corporation
	FS-12	American Power, Inc. (Co. 52)
	FS-13	Llano Gathering Inc. (Co. 930)
	FS-14	Llano Storage Inc. (Co. 931)
	FS-15	LG&E Minor Facilities Inc. (Co. 932)
	FS-16	Power Tex Parent Inc. (Co. 933)
	FS-17	LG&E Crown Inc. (Co. 936)
	FS-18	LG&E Power Engineers and Constructors
	FS-19	LG&E Power Services, Inc.
	FS-20	LG&E Power Operations
	FS-21	Gregory Partners, LLC
	FS-22	Gregory Power Partners, L.P.
	FS-23	LG&E Power Gregory I, Inc.
	FS-24	LG&E Power Gregory II, Inc.
	FS-25	LG&E Power Gregory III, Inc.
	FS-26	LG&E Power Gregory IV, Inc.
	FS-27	FSF Minerals Inc.
	FS-28	LCC LLC
	FS-29	FCD LLC
	FS-30	Westmoreland-LG&E Partners—Rova II
B. Exhibits:
Exhibit B-1	Copies of contracts required to be provided by Item 3
None.
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned officers thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp.
Date: November 26, 2003	E.ON AG
	By:	/s/ ULRICH HUEPPE
	Name:	Ulrich Hueppe
	Title:	Executive Vice President
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Corporate Counsel

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: November 26, 2003	E.ON AG
	By:	/s/ ULRICH HUEPPE
	Name:	Ulrich Hueppe
	Title:	Executive Vice President
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Corporate Counsel

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Table of Contents
  Item 1.—ORGANIZATION CHART
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
CERTIFICATE